Weil, Gotshal & Manges LLP

BY EDGAR

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

Heather L. Emmel
+1 212 310 8849
Heather.emmel@weil.com

July 29, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form S-4 of inVentiv Health, Inc.

Dear Ladies and Gentlemen:

On behalf of inVentiv Health, Inc. (the "*Registrant*"), please accept for filing, pursuant to the Securities Act of 1933, as amended (the "*Securities Act*"), the Registrant's Registration Statement on Form S-4 (the "*Registration Statement*") relating to the offer (the "*Exchange Offer*") of $825 million aggregate principal amount of the Registrant's 10% Senior Notes due 2018 (the "*Registered Notes*") that are registered under the Securities Act in exchange for all of the outstanding: (a) $275 million aggregate principal amount of its 10% Senior Notes due 2018 issued on August 4, 2010; (b) $160 million aggregate principal amount of its 10% Senior Notes due 2018 issued on June 10, 2011; and (c) $390 million aggregate principal amount of 10% Senior Notes due 2018 issued on July 13, 2011.

Please be advised that funds in the amount of $10,477.50 (representing the difference between the registration fee of $106,260.00 and the prior account balance of $95,782.50) for the filing of the Registration Statement have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Additionally, please note that the Registrant is registering the Registered Notes in reliance on the Staff's position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1988), Morgan Stanley & Co. Inc. (publicly available June 5, 1991), and Shearman & Sterling (publicly available July 2, 1993). Accordingly, please find attached as Exhibit A a supplemental letter stating that the Registrant is registering the Exchange Offer in reliance on the Staff's position contained in these no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Additionally, as more fully described in Exhibit A, the Registrant is providing (i) as Exhibit B, a letter from Mr. Todd E. Hardiman of the staff (the "*Staff*") of the Division of Corporate Finance of the Securities and Exchange Commission (the "*Commission*") to UnitedHealth Group Incorporated (File No. 1-10864) and (ii) as Exhibit C, letters from United Health Group Incorporated to Mr. Wayne Carnall of the Commission's Office of the Chief Accountant, dated January 31, 2011 and supplemented February 25, 2011. Each of Exhibits B and C relate to the use of full carve-out financial statements in the Registration Statement.

Securities and Exchange Commission
July 29, 2014

Please contact the undersigned at (212) 310-8849 with any questions or comments concerning the above or the Registration Statement generally.

Sincerely,

/s/ Heather L. Emmel

Heather L. Emmel, Esq.

inVentiv Health, Inc.
1 Van De Graaff Drive
Burlington, Massachusetts 01803
(800) 416-0555

July 29, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

inVentiv Health, Inc. (the "Company") is seeking to register $825 million aggregate principal amount of its 10% Senior Notes due 2018 (the "Registered Notes") under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement on Form S-4 (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") on the date hereof (the "Registration Statement"), in reliance upon the position of the staff of the Commission (the "Staff") enunciated in Exxon Capital Holdings Corporation (avail. May 13, 1988), Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993). As described in the Registration Statement, the Registered Notes will be offered (the "Exchange Offer") in exchange for the Company's: (a) $275 million aggregate principal amount of its 10% Senior Notes due 2018 issued on August 4, 2010 (the "August 2010 Notes"); (b) $160 million aggregate principal amount of its 10% Senior Notes due 2018 issued on June 10, 2011 (the "June 2011 Notes"); and (c) $390 million aggregate principal amount of 10% Senior Notes due 2018 issued on July 13, 2011 (the "July 2011 Notes" and together with the August 2010 Notes and the June 2011 Notes, the "Original Notes").

The August 2010 Notes were issued by the Company and sold through Banc of America Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act. The June 2011 Notes were issued by the Company and sold to Apollo Investment Corporation pursuant to Rule 4(2) under the Securities Act. The July 2011 Notes were issued by the Company and sold through Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to persons in offshore transactions pursuant to Regulation S under the Securities Act.

In accordance with the Staff's position enunciated in Morgan Stanley & Co. Incorporated, the Company represents that it has not entered into any arrangement or understanding with any person, including, without limitation, any broker-dealer, to distribute the Registered Notes to be received in the Exchange Offer and, to the best of the Company's information and belief, each person participating in the Exchange Offer is acquiring the Registered Notes in the ordinary course of its business and is not engaging in and does not intend to engage in a distribution and has no arrangement or understanding with any person to participate in a distribution of the Registered Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any holder of Original Notes using the Exchange Offer to participate in a distribution of the Registered Notes to be acquired in the Exchange Offer (a) cannot rely on the Staff's position enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to the Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the Registered Notes.

Additionally, in accordance with the Staff's position enunciated in Shearman & Sterling (avail. July 2, 1993), the Company will (a) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions) in connection with any resales of such Registered Notes and (b) include in the letter of transmittal accompanying the Exchange Offer prospectus the following additional provision:

> If the undersigned is a participating broker-dealer that will receive Registered Notes for its own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Registered Notes.

The letter of transmittal will also include a statement to the effect that, by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Additionally, the Company references the letter dated March 1, 2011, from Mr. Todd E. Hardiman of the Staff of the Division of Corporate Finance of the Commission to United Health Group Incorporated (File No. 1-10864), which is attached as Exhibit B. In the March 1, 2011 Hardiman stated that the Staff would not object if a prospective acquirer of the Pharma Business of UnitedHealth Group Incorporated, when required under the securities laws to present financial statements of such business, include full carve-out financial statements of the Pharma Business, as described in the letter from UnitedHealth Group Incorporated to Mr. Wayne Carnall of the Commission's Office of the Chief Accountant, dated January 31, 2011 and supplemented February 25, 2011 (together, the "UnitedHealth Letters") which are both attached as Exhibit C. Specifically, the United Health Letters sought concurrence with the view that the use of full carve-out financial statements of the Pharma Business for the years ended December 31, 2008, 2009, and 2010, and interim periods, would satisfy the financial statement requirements under Rule 3-05 of Regulation S-X ("Rule 3-05") in connection with the Company's anticipated filing of the Registrant Statement with the Commission.

The Company completed its purchase of the Pharma Business from UnitedHealth Group Incorporated on June 10, 2011, and the acquired business is referred to in the Registrant Statement as "i3 Global" or "the Raven Group". In reliance on the Commission's letter, the Company has included in the Registration Statement carve-out financial statements for the Raven Group, beginning on F-142 and ending on F-173, in satisfaction of the requirements of Rule 3-05.

Very truly yours,

inVentiv Health, Inc.

By: /s/ Eric M. Sherbet

Name: Eric M. Sherbet
Title: General Counsel and Secretary



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4546

March 1, 2011

Mr. Eric S. Rangen
Senior Vice President and Chief Accounting Officer
UnitedHealth Group Incorporated
9900 Bren Road East
Minnetonka, MN 55343

Re: UnitedHealth Group
      File No. 1-10864

Dear Mr. Rangen:

In your letter dated January 31, 2011, and supplemented on February 25, 2011, you request on behalf of a prospective acquirer that the staff not object if the prospective acquirer include full carve-out financial statements of the Pharma Business, as that term is defined in your letter, whenever the prospective acquirer has a requirement under the securities laws to present financial statements of the Pharma Business.

Based on the unique facts and circumstances you describe, we will not object; however it is important to note that the prospective acquirer bears responsibility for determining its filing requirements under the securities laws.

The position described above is based solely on the information included in your letter, as supplemented on February 25, 2011. New or different facts could warrant a different conclusion. If you have any question concerning this letter, please call me at 202.551.3516.

Sincerely,

Todd E. Hardiman
Associate Chief Accountant

EXHIBIT C


UnitedHealth Group

Eric S. Rangen, Senior Vice President and Chief Accounting Officer
MN008-T450 9900 Bren Road East Minnetonka, MN 55343
Tel 952 936 5778 Fax 952 936 4944

**FREEDOM of INFORMATION ACT CONFIDENTIAL TREATMENT
REQUEST PURSUANT TO 17. C.F.R. 200.83**

January 31, 2011
Mr. Wayne Carnall
Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: UnitedHealth Group Request Regarding Rule 3-05 of Regulation S-X

Dear Mr. Carnall:

The subject matter of this letter constitutes confidential commercial or financial information within the meaning of exemption (b)(4) of the Freedom of Information Act rules of the Securities and Exchange Commission (the "Commission"), 17 C.F.R. 200.80(b)(4). UnitedHealth Group Incorporated (the "Company", "we", "UHG") intends to sell the Company's contract research organization business, later defined as the Pharma Business, to Inventiv Health, Inc. (the "Prospective Acquirer"). Other than the announcement in the Company's January 20, 2011 press release, the Company has neither made public the details of this transaction, nor the future intentions of the Prospective Acquirer. Accordingly, we request confidential treatment of this letter pursuant to Rule 83 of the Commission.

The Company is submitting this written request to the staff (the "Staff") of the Division of Corporation Finance to ask for concurrence regarding the financial statement requirements under Rule 3-05 of Regulation S-X ("Rule 3-05") in an anticipated filing with the SEC of a registration statement on Form S-4 by the Prospective Acquirer to register debt securities previously issued in a private placement. The reporting obligations pursuant to Rule 3-05 would be the responsibility of the Prospective Acquirer, and the Prospective Acquirer would need to seek the Staff's concurrence with regard to the application of such rule. However, on behalf of the Company and the Prospective Acquirer, we seek the Staffs concurrence with our view that the proposed form and content of the financial statements, as addressed below, will be sufficient for purposes of complying with Rule 3-05 in a future registration statement.

The Prospective Acquirer is not currently a reporting company but intends to file a registration statement on Form S-4 in the second quarter of 2011. The requirements of Rule 3-05 applicable to Form S-4 call for the inclusion in the registration statement of historic financial information of certain acquired (or to be acquired) businesses. Pursuant to Rule 3-05, the historic periods required to be covered by such historic financial statements are determined based on the level of "significance" of the acquired business. In this instance, the Prospective Acquirer has represented that its acquisition of the business (defined below as the Pharma Business) will exceed the 50% threshold under the Income Test, and accordingly, pursuant to Rule 3-05(b)(2) of Regulation S-X, in Form S-4. the Prospective Acquirer will be required to include the audited balance sheets of the acquired business for the two most recent fiscal years and the audited statements of income and cash flows of the acquired business for the three most recent fiscal years, plus the appropriate interim periods, if any.

We understand this request is predicated on the assumption that the Prospective Acquirer has substantive assets and operations at the acquisition date and that the acquired business will not be considered a predecessor to the Prospective Acquirer.

Background

The Company is a diversified health and well-being company, whose focus is on improving the overall health and well-being of the people we serve and their communities and enhancing the performance of the health system. The Company's common stock is registered under the Securities Exchange Act of 1934 (the "Exchange Act"), and accordingly, the Company is subject to the reporting requirements of the Exchange Act. As of and for the year ended December 31, 2009, the Company had consolidated total assets of $59.0 billion, shareholders' equity of $23.6 billion, total revenue of $87.1 billion and net earnings of $3.8 billion.

On January 18, 2011 the Company entered into a definitive purchase agreement to sell the stock of Ingenix Pharmaceutical Services, Inc. ("IPS") and certain assets ("India Assets") of UnitedHealth Group Information Services Private Limited, an India limited company ("UHG ISPL") (collectively, defined as the "Pharma Business") to the Prospective Acquirer (the "Transaction"). IPS is a wholly owned subsidiary of Ingenix, Inc., which is a wholly owned subsidiary of Ingenix Holdings, LLC, whose ultimate parent is the Company. UHG ISPL is a wholly owned subsidiary of UnitedHealth Group International B.V., which is a wholly owned subsidiary of the Company. The results of Ingenix Holdings, LLC and subsidiaries, along with the results of Ingenix UK Holdings, Limited (a sister company to Ingenix Holdings, LLC) and subsidiaries, and the India Assets are collectively reported as the reportable segment, Ingenix, in the Company's Form 10-K. Additionally, within the Ingenix reportable segment is the i3 reporting unit ("i3") which is comprised of IPS and the India Assets.

i3 contains the following eight business lines as of December 31, 2010:

- i3 Research (Contract Research Organization services for Phase I - Phase III and certain Phase IV clinical trials)

- i3 StatProbe (Data Management/Statistics for clinical trials)

- i3 Pharma Resourcing (Staffing related to clinical trials)

- i3 Drug Safety (Pharmacovigilance Functional Outsourcing – adverse event processing)

- i3 Innovus (Health Economics and Outcomes Research/Epidemiological Research/Consulting Services related to certain Phase IV clinical trials)

- i3 Pharma Informatics (Data Analysis/Consulting)

- Regulatory Consulting

- QualityMetrics (Patient Reported Outcomes)

Certain of these business lines are to be retained by the Company. Prior to closing of the Transaction, i3 will transfer all of their interests in the i3 Innovus, i3 Pharma Informatics, Regulatory Consulting and QualityMetrics businesses to Ingenix, Inc. or its subsidiaries other than IPS and its subsidiaries (collectively, the "Retained Businesses").

Relevant financial information of the Pharma Business relative to the Ingenix reportable segment and UHG for the nine month period ended September 30, 2010 and for the year ended December 31, 2009 is provided in the chart below ($ in millions):

	Pharma Business (A)	Retained Businesses	Unallocated overhead charges (B)	Total i3	Ingenix Reportable Segment	UHG (Consolidated)	Pharma Business as a Percent of Ingenix	Pharma Business as a Percent of UHG
Year to Date September 30, 2010								
Assets	$ ▆▆	$ ▆▆	$ -	$ ▆▆	$ ▆▆	$ ▆▆	▆▆	▆▆
Revenues	▆▆	▆▆	-	▆▆	▆▆	▆▆	▆▆	▆▆
Operating earnings(loss)	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆
Full Year December 31, 2009 (C)								
Assets	$ ▆▆	$ ▆▆	$ -	$ ▆▆	$ ▆▆	$ ▆▆	▆▆	▆▆
Revenues	▆▆	▆▆	-	▆▆	▆▆	▆▆	▆▆	▆▆
Operating earnings(loss)	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆	▆▆

(A) Includes the assets, revenue and operating earnings associated with the India Assets to be sold to the prospective acquirer of ▆▆ ▆▆ and ▆▆ for the year to date September 30, 2010; ▆▆ respectively, for the year ended December 31, 2009.

(B) Represents US administrative costs not yet allocated, a portion of which will be allocated on a reasonable basis to the Pharma Business carve out financial statements.

(C) QualityMetrics business was acquired in 2010, and therefore is not reflected in the 2009 financial information above. Also, as noted above, QualityMetrics is included within the Retained Businesses for 2010.

n.m. - not meaningful

The Pharma Business to be sold under the Transaction includes mainly all the pre-approval activities that help pharmaceutical companies obtain approval by the United States Food and Drug Administration (FDA) and other applicable drug regulatory agencies outside of the United States of drugs under development. Pre-approval activities are those that gather medical data in a controlled environment from medical investigators and clinical trial subjects for pharmaceutical manufacturers in the drug development and regulatory approval process. These pre-approval activities are traditionally referred to as Phase 2 and Phase 3 clinical trial support and include clinical monitoring, data management and clinical staffing for clinical trials.

The operations of the Retained Businesses are primarily comprised of the post approval activities. These post approval activities include health economic analysis, research studies and comparative effective research services. After drugs have received regulatory approval, the Retained Businesses use administrative claims data derived from large health claims data sets substantially sourced from their affiliation with UHG to provide post approval research and analysis.

The Pharma Business is comprised of U.S. operations and 33 foreign legal entities operating in approximately 30 countries. The Retained Businesses will continue to operate as an independent business and will be owned directly or indirectly by the Company.

Relevant financial information of the Pharma Business and the Retained Businesses relative to i3 for the nine-month period ended September 30, 2010 and for the year ended December 31, 2009 is provided in the chart below ($ in millions):

Year To Date September 30, 2010

	Pharma Business (A)	Retained Businesses	Unallocated overhead charges (B)	Total i3	Pharma Business as a Percent of i3	Retained Businesses as a Percent of i3
Assets	$ [redacted]	$ [redacted]	$ [redacted]	$ [redacted]	[redacted]	[redacted]
Revenues	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Operating earnings(loss)	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

Full Year December 31, 2009 (C)

	Pharma Business (A)	Retained Businesses	Unallocated overhead charges (B)	Total i3	Pharma Business as a Percent of i3	Retained Businesses as a Percent of i3
Assets	$ [redacted]	$ [redacted]	$ [redacted]	$ [redacted]	[redacted]	[redacted]
Revenues	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]
Operating earnings(loss)	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]	[redacted]

(A) Includes the assets, revenue and operating earnings associated with the India Assets to be sold to the prospective acquirer of [redacted] for the year to date September 30, 2010; and [redacted] respectively, for the year ended December 31, 2009.

(B) Represents US administrative costs not yet allocated, a portion of which will be allocated on a reasonable basis to the Pharma Business carve out financial statements.

(C) QualityMetrics business was acquired in 2010, and therefore is not reflected in the 2009 financial information above. Also, as noted above, QualtiyMetrics is included within the Retained Businesses for 2010.

n.m.- not meaningful

Financial Statements of a Business Acquired Pursuant to Rule 03-05

Pursuant to the Transaction, the Prospective Acquirer will acquire the Pharma Business. As outlined above, the Prospective Acquirer anticipates filing a registration statement on Form S-4 to register debt securities previously issued in a private placement and would be required to include the financial information for the "business acquired" in such Form S-4 to be filed with the SEC following the acquisition. Because the Prospective Acquirer will acquire only the Pharma Business, as well as for other reasons discussed below, the Company believes that full carve-out financial statements for the Pharma Business are the appropriate financial statements to include in the Form S-4 to satisfy the requirements of Rule 3-05. We considered the alternative of providing full financial statements of the Ingenix segment, and we do not believe it is a viable approach given the Pharma Business' size relative to the Ingenix segment. The following section includes a more detailed discussion of two reporting alternatives and the reasons that we believe full carve-out financial statements are the appropriate approach for satisfying the Rule 3-05 requirements with respect to the Prospective Acquirer's Form S-4 filing.

Alternative #1: Inclusion of the combined and consolidated financial statements representing i3

The first alternative Is to include the historical combined financial statements of i3 (IPS and the India Assets), which includes the results of the Pharma Business and the Retained Businesses, for the years ended December 31, 2008, 2009, and 2010, and subsequent interim periods as required for 2011. Due to the timing of the transfers and the anticipated closing, the Retained Businesses would not be reflected as discontinued operations in the financial statements presented. The impact of the Retained Businesses would be shown through the pro forma information that would reflect the removal of the Retained Business from the i3 financial statements.

Alternative #2: Inclusion of full carve-out financial statements for the Pharma Business

The second alternative is to include full carve-out historical combined financial statements for the Pharma Business for the years ended December 31, 2008, 2009, and 2010, and subsequent interim periods as required for 2011. Full carve-out financial statements of the Pharma Business represent only the result of operations of the Pharma Business to be acquired.

Analysis

The primary advantage to the approach described in Alternative #1 above is that the historical combined and consolidated financial statements presented will represent the acquired IPS legal entity and the India Assets. The primary disadvantage to such an approach would be the inclusion of the Retained Businesses that are not being transferred to the Prospective Acquirer in the contemplated Transaction. In addition, as discussed further below, the Pharma Business and Retained Businesses are distinctly different from one another, are not managed and operated together, and combining them would not provide investors in the Prospective Acquirer's securities a more meaningful view of expected future operations post acquisition or of the track record of management of the Pharma Business. Because the historical results of i3 would include the financial results of the Retained Businesses, the financial information presented may provide a distorted view of the actual "business to be acquired" by the Prospective Acquirer.

The primary advantage to the approach described in Alternative #2 is that the historical Ml carve-out combined financial statements of the Pharma Business reflect the financial results of only the "business to be acquired" by the Prospective Acquirer. The significant operational results of the Retained Businesses will be excluded from the historical and pro forma information, thus providing investors in the Prospective Acquirer's securities with more meaningful information and enhanced comparability to post acquisition results. Additionally, from an operational and management perspective, the managers of the Retained Businesses will remain with the Company and the Pharma Business management team has remained largely intact and will transfer to the Prospective Acquirer. Further, these Ml carve-out combined financial statements will present all legal assets, liabilities and contingencies of the Pharma Business. Also, pursuant to the definitive purchase agreement, affiliates of the Company has agreed to indemnify the Prospective Acquirer for claims associated with i3 that are not deemed to be associated with or included within the Pharma Business being sold. The primary disadvantage of this approach would be that financial information presented in Form S-4 would be that of the business to be acquired (i.e., Pharma Business) rather than the legal entity acquired.

The Pharma Business to be acquired is primarily Phase 2 and Phase 3 contract research organization (CRO) clinical trial support businesses and related services capabilities, including clinical research, data services, adverse event case processing and global staffing services for clinical trials. As previously mentioned these are primarily pre-approval activities related to the drug development process that are sold to pharmaceutical companies to assist in getting a compound approved for use by the FDA and other applicable regulatory agencies outside of the United States. The Pharma Business mainly enters into contracts to gather pre-approval data in a controlled environment that are: a) large multi-year fixed and variable fee contracts; b) large functional outsourcing arrangements for either monitoring or data management for specific projects; and c) providing staffing resources on a short term basis.

The Retained Businesses perform post approval activities that gather real world evidence based on the use of approved drugs by patients to assist pharmaceutical companies with differentiating their products to payers, providers, patients and governments. The types of contracts these businesses enter into are primarily shorter term, time and materials fee based arrangements. The nature of the services being provided include research studies, and comparative effectiveness research distinctly focused on evaluating health outcomes, informatics, and the safety and commercialization of new medications, devices and treatments. These types of contracts are months in duration not years. Some minor exceptions to the length of post approval studies include observational and epidemiology studies, which can be longer term. The services these businesses provide contribute to the science and new treatments necessary to improve health, increase quality and reduce costs of health care around the world by the study of evidence from the use of approved drugs.

The Retained Businesses are comprised of staff that are distinctly different from the Pharma Business by way of qualifications and functions they perform. The Retained Businesses include people with PhDs and Masters credentials in the scientific fields, Health Economists, Pharmacologists, Epidemiologists and Late Phase researchers.

The Pharma Business Phase 2 and Phase 3 trials are coordinated by project managers who are experts in process management and clinical monitors who are primarily medical doctors, nurses and clinicians. Data management services provided by this business are comprised of bio statisticians and statistical programmers. The staffing resource line of business provides temporary and permanent staffing to the above two businesses, therefore, this line of business is comprised of project managers, trial monitors and nurses. The functional outsourcing line of business provides resources to all three of the above functions.

Based on the analysis of the primary advantages and disadvantages of the two alternatives discussed above, we believe Alternative #2 provides investors with mom relevant and meaningful financial information. We believe this is further supported by the Division of Corporation Finance Financial Reporting Manual 2065.2 which, in part, states as follows:

"Acquire _Less than_ _Substantially All_ of an Entity - In some circumstances, a registrant does not acquire or succeed to substantially all of the assets and liabilities of another entity. For example, the selling entity may retain significant operating assets, or significant operating assets that comprised the seller may continue to be operated by an entity other than the registrant. In these circumstances, financial statements of the larger entity of which the acquired business was a part may not be informative. In that case, audited financial statements usually should be presented for the acquired component business, excluding the continuing operations retained by the larger entity."

Additionally, on December 15, 2001 Ms. Leslie Overton, from the Division of Corporation Finance addressed carve-out financial statements related to initial public offerings ("IPO"). We understand she indicated that the objective of the historical carve-out financial statements is to show the track record of management with respect to the business being sold to the public and the evolution including the ups and downs of the business over time. The Staffs concern is that carve-out financial statements should include all relevant activities that have been part of the history of the business and that can be expected to repeat as the business continues in the future.

We believe that the goals and objectives of carve-out financial information in an IPO, as noted by Ms. Overton are similar to the goals of providing historical information in a business acquisition. We also believe the comments by Ms. Overton further support our position that Alternative #2 is the best reporting alternative. Below is a summary of the key considerations that support providing Pharma Business carve-out combined financial statements:

- It is the only business being acquired by the acquirer;

- It has a separate and distinct independent management team that will become employees of the acquirer, and includes an underlying organizational structure that is independent from the Retained Businesses;

- As noted above, it provides separate and distinct services related to pre-approval activities (often referred to as a clinical trial) to help a pharmaceutical company get a compound approved by the FDA and other applicable regulatory agencies outside of the United States;

- It has separate and distinct revenues and expenses for pre-approval activities (clinical trial services) that are normally derived through engagements sold to pharmaceutical company research and outsourcing functions;

- Separate and distinct financial information and records are maintained;

- The presentation of the historical financial information will most closely reflect the track record of management that will remain with the acquired businesses following the sale of the Pharma Business to the Prospective Acquirer;

- The Company has agreed to indemnify the Prospective Acquirer for claims associated with i3 that are deemed to be associated with or included within the Pharma Business being sold; and

- After acquisition, we understand the Pharma Business will be operated and financed autonomously by the Prospective Acquirer.

Furthermore, other distinct differences between the Pharma Business and the Retained Businesses are the following:

- The Retained Businesses mainly provide services related to post approval activities as described above;

- The types of employees are different between the businesses as previously described due to the significant differences between the services being provided by the Pharma Business versus the Retained Businesses;

- The Retained Businesses are managed by a distinct and independent management team that are all being retained by the Company;

- Post approval activities of the Retained Businesses are generally sold to the marketing and medical affairs functions of a pharmaceutical company; and

- Pharma Business revenues are primarily based on large longer term, fixed fee contacts and the Retained Businesses primarily shorter term, variable, time and materials fee based arrangements.

Conclusion

We believe that the presentation of the Pharma Business Ml carve-out combined financial statements for the years ended December 31, 2008, 2009 and 2010, and interim periods as described in Alternative 2 above will satisfy the acquirer's Rule 3-05 requirements, will best reflect the fixture operations of the "business to be acquired" and would provide investors with the most meaningful and relevant information material to their understanding of the acquisition.

We respectfully request the concurrence of the Staff with our proposal. Please appreciate that our goal is to be able to provide the appropriate financial statements to the acquirer that will enable them to provide timely information to the market with respect to the acquisition and subsequent SEC filings they may make. We would appreciate a prompt response as a significant deviation from our proposal will likely require a material change in the scope of the audit process.

Please contact me at (952) 936-5778 to discuss any additional information you may need in order to conclude this issue. Thank you for your consideration of this matter.

Sincerely,

Eric S. Rangen
Senior Vice President and Chief Accounting Officer